January 17, 2017

Lyn Shenk, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	Teekay Offshore Partners L.P.

Form 20-F for Fiscal Year Ended December 31, 2015

Filed April 18, 2016

File No. 001-33198

Dear Mr. Shenk:

We have reviewed your letter to us of January 11, 2017 setting forth a staff comment on Teekay Offshore Partners L.P.’s (“Teekay Offshore” or the “Partnership”) Form 20-F for the fiscal year ended December 31, 2015. This letter responds to the comment made by the staff in your letter. For your convenience, the response has been keyed to the comment. The page number in the response refers to the Form 20-F as filed.

Selected Financial Data, page 6

SEC Comment

We note your response to prior comment two in our letter dated December 22, 2016 regarding the presentation of your non-GAAP measure, Adjusted EBITDA, which includes “Adjustments relating to equity income.” Please revise your disclosure to include a discussion of the limitations associated with the use of this non-GAAP measure as compared to the use of the most directly comparable GAAP measure. For example, your disclosure should explain that you do not control, nor do you have any legal claim, to the revenues and expenses related to your equity method investees and that excluding these expenses may imply that you have control over the operations and resulting revenue and expenses.

Response to Comment

Commencing with its Form 20-F for the fiscal year ended December 31, 2016, the Partnership will include a discussion of the limitations arising from the inclusion of Adjustments relating to equity income in Adjusted EBITDA, explaining that the Partnership does not control, nor does it have any legal claim to, the revenues and expenses related to its equity method investees and that excluding those expenses may imply that the Partnership has control over the operations and resulting revenue and expenses of its equity method investees.

* * * * *

Sincerely,

/s/ Peter Evensen

Peter Evensen

Chief Executive Officer and Chief Financial Officer

(Principal Financial and Accounting Officer)

cc:	John J. Peacock (Audit Committee Chair)

David Matheson (Perkins Coie LLP)

Jason Bower (KPMG LLP)